UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 333-256665

ABITS GROUP INC

Level 24, Lee Garden One, 33 Hysan Avenue

Causeway Bay

Hong Kong SAR, China

(Address of principal executive offices)

Indicate by check mark whether the Company files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Explanatory Note:

Abits Group Inc (the “Company”) held its 2025 annual meeting of shareholders (the “Annual Meeting”) on November 21, 2025, at 11:00 A.M., Hong Kong Time, at Level 24, 33 Hysan Avenue, Causeway Bay, Hong Kong SAR, China.

A total of 2,763,817 votes of the Company’s ordinary shares and preferred shares present in person or by proxy, representing 63.25% of the combined voting power of the ordinary shares and preferred shares entitled to vote at the Annual Meeting and constituting a quorum for the transaction of business.

The following tables reflect the final tabulation of the votes with respect to each proposal submitted to a vote of the Company’s shareholders at the Annual Meeting. Abstentions were counted as present for the purpose of establishing a quorum, but were not treated as votes cast on each respective proposal. Each ordinary share is entitled to one vote, and each preferred share is entitled to six votes. The number of votes cast by preferred shares represented 333,333 preferred shares multiplied by six votes per share.

PROPOSAL 1:	Election of Directors

Nominee	For	Against	Abstain
Conglin (Forrest) Deng	2,763,583	160	74
Lionel Choong Khuat Leok	2,763,480	263	74
Tao Xu	2,763,575	168	74
Chuan Zhan	2,763,575	168	74
Yanyan Sun	2,763,575	168	74

PROPOSAL 2:	Ratification of Appointment of Independent Auditor

Total Votes	For	Against	Abstain
Ordinary shares and preferred shares	2,763,661	140	16

PROPOSAL 3:	Such other business as may properly come before the meeting or any adjournment thereof.

Total Votes	For	Against	Abstain
Ordinary shares and preferred shares	2,761,904	263	1,649

On November 24, 2025, the Company issued a press release announcing the results of its 2025 Annual Meeting of Shareholders. A copy of the press release is furnished as Exhibit 99.1 hereto.

Exhibit Index

Exhibit	Description

99.1	Press release dated November 24, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ABITS GROUP INC

Date: November 24, 2025	By:	/s/ Deng Conglin
	Name:	Deng Conglin
	Title :	Chief Executive Officer